

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 15, 2009

Via Facsimile ((803) 765-1243) and U.S. Mail

George S. King, Jr., Esq.
Haynsworth Sinkler Boyd P.A.
1201 Main Street, 22nd Floor
Columbia, SC 29201

> Re: **GrandSouth Bancorporation, Inc.**
> **Schedule 13E-3**
> **Filed September 29, 2009**
> **File No. 005-81190**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 29, 2009**
> **File No. 000-31937**

Dear Mr. King:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 500 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under South Carolina law. The analysis should include a detailed discussion and comparison of

each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

Preliminary Proxy Statement

Cover Letter

2.   Please revise the cover page to **highlight** that security holders who receive preferred stock (i) will not receive any consideration for their shares of common stock, and (ii) will lose voting rights on any matter other than a change in control transaction and will also lose the benefits of registration.

Cautionary Notice With Respect to Forward-Looking Statements, page ii

3.   Please relocate this section and the "Important Notices" section such that they appear after the Question and Answer and the Special Factors sections.

4.   We note the disclaimer that you do not undertake any obligations to update the forward-looking statements. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please revise.

Questions and Answers, page 1

5.   Please revise the first q&a on page 5 (and the remainder of the proxy statement, as necessary) to describe the specific information you intend to include in future annual reports, assuming the completion of the proposed going private transaction. Also, with a view toward revised disclosure, tell us whether there your financial reports and other financial and operational information are available on the FDIC's website.

Special Factors

Background of the Reclassification, page 13

6.   Expand the background section to describe in greater detail the discussions of the board of directors, at meetings or otherwise, with respect to the going private transaction. It appears that extended periods of time elapsed between meetings of the board without a description of what, if any, activities were taking place with respect to the going private transaction. Also, specify who participated at the meetings instead of stating that "the Company's officers" were present. Finally, we note that you describe alternative

transactions that the board considered but there is no description of any such discussions in this section: please revise to indicate the meetings at which these discussions took place and whether management presented any analysis of these alternative transactions.

Effects of the Reclassification on GrandSouth Bancorporation, page 26

7.   Please revise the section "Effects on Our Directors and Executive Officers" to include disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

Selected Historical Consolidated Financial Data, page 49

8.   Please revise this section to include the disclosure required by Item 1010(a)(3) of Regulation M-A.

Form of Proxy Card

9.   Please revise the form of proxy to clearly identify each as preliminary. See Rule 14a-6(e)(1).

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- no filing person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions